
February 21, 2024

LeRoy T. Carlson, Jr.
Chairman
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, Illinois 60631

   Re: United States Cellular Corporation
     Registration Statement on Form S-3
     Filed February 16, 2024
     File No. 333-277126

Dear LeRoy T. Carlson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alexandra Barone at 202-551-8816 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Adriana Welton, Esq.